Exhibit 99.3

Exhibit 99.3 EF001 Page 1 of 2 v 1.1.1 Disclaimer Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement. Cash Dividend Announcement for Equity Issuer Issuer name Alibaba Group Holding Limited Stock code 09988 Multi-counter stock code and currency 89988 RMB Other related stock code(s) and name(s) 05592 BABA N2411B 05593 BABA N3411B 05844 BABA N2411 05845 BABA N3411 Title of announcement SPECIAL DIVIDEND FOR THE YEAR ENDED MARCH 31, 2024 Announcement date 14 May 2024 Status New announcement Information relating to the dividend Dividend type Other Special Dividend Dividend nature Special For the financial year end 31 March 2024 Reporting period end for the dividend declared 31 March 2024 Dividend declared USD 0.0825 per share Date of shareholders' approval Not applicable Information relating to Hong Kong share register Default currency and amount in which the dividend will be paid USD 0.0825 per share Exchange rate USD 1 : USD 1 Ex-dividend date 12 June 2024 Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend 13 June 2024 16:30 Book close period Not applicable Record date 13 June 2024 Payment date 03 July 2024 Share registrar and its address Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre

EF001 Page 2 of 2 v 1.1.1 183 Queen's Road East Wanchai Hong Kong Information relating to withholding tax Details of withholding tax applied to the dividend declared Not applicable Information relating to listed warrants / convertible securities issued by the issuer Details of listed warrants / convertible securities issued by the issuer Not applicable Other information Other information Not applicable Directors of the issuer As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.